Elizabeth Gioia Vice President, Corporate Counsel
The Prudential Insurance Company of America 213 Washington Street, Newark, NJ 07102-2917 Tel 203-402-1624 Elizabeth.gioia@prudential.com

October 18, 2023

VIA EDGAR

Alberto H. Zapata, Esq.
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Response to SEC Staff Comments on Registration Statement on Form S-3
    Pruco Life Insurance Company (Registrant)
    SEC File Nos. 333-274028, 333-274029 and 333-274030

Dear Mr. Zapata:

On behalf of the above-referenced Registrant, below are responses to Staff oral comments received on October 12, 2023, to the Registration Statements on Form S-3 noted above (the “Registrations”). Included in this submission are the revised prospectus covers which incorporate the change described below.

The Staff’s global comments regarding the Registrations and our proposed responses are as follows:

1.Acceleration Request
Confirm expectations regarding acceleration of effectiveness.

Response: We confirm that we will be providing a request for acceleration of effectiveness to October 31, 2023 for the Registrations.

2.Auditor’s Consent
Confirm that the auditor’s consent will be provided in the subsequent pre-effective amendment filing.

Response: The Consent of Independent Registered Public Accounting Firm will be included in the Registration pre-effective amendments.

Alberto H. Zapata, Esq.
October 18, 2023

3.Powers of Attorney
Include 33 Act Number identification of the Registrations in the Powers of Attorney.

Response: Powers of Attorney that include the 33 Act Numbers of each Registration will be included in the Registration pre-effective amendments.

4.Cover Page of Prospectus
Delete the statements on the cover page of the prospectus regarding “being provided for informational or educational purposes…”

Response: We have removed the statements from the prospectuses.

5.Incorporation of Certain Documents by Reference
Confirm that the documents being incorporated by reference are the most current as of the date of filing.

Response: We confirm that the financial reports being incorporated by reference are current as of the date of filing of the Registration pre-effective amendments.

The Staff’s comment specific to Registration No. 333-274032 and our proposed response are as follows:

1.What Happens When My Guarantee Period Matures
Explain the changes made to the second paragraph under “What Happens When My Guarantee Period Matures?”.

Response: The revised language more accurately aligns with contract terms. There have been no changes to those terms since the contracts were originally issued.

If you have any questions, please call me at (203) 402-1624.

Very truly yours,

/s/Elizabeth Gioia
Elizabeth Gioia
Vice President, Corporate Counsel

PRUCO LIFE INSURANCE COMPANY
A Prudential Financial Company
751 Broad Street, Newark, NJ 07102-3777
Market Value Adjusted Fixed Allocation Investment Option Under Certain Variable Annuity Contracts
PROSPECTUS: October 31, 2023
This prospectus describes the Fixed Allocation investment option with a market value adjustment (the “MVA Fixed Allocation”) available as an investment option under the following annuity contracts (the “Annuities” or the “Annuity”) issued by Pruco Life Insurance Company ("Pruco Life," “we,” “our,” or “us”). The Variable Investment Sub-account options available with these Annuities are described in separate prospectuses (the "Variable Product Prospectus") which can be found on our website also shown below:

PRUDENTIAL PREMIER ADVISOR VARIABLE ANNUITY SERIES (“ADVISOR SERIES”) (Applicable to contracts with applications signed from 03/12/2010 – 02/24/2013)	www.prudential.com/regdocs/PLAZ-ADVISORv2.0-STAT
PRUDENTIAL PREMIER ADVISOR VARIABLE ANNUITY SERIES (“ADVISOR SERIES”) (Applicable to contracts with applications signed from 02/25/2013 – 02/09/2014) (02/25/2013 – 03/23/2014 in CA)	www.prudential.com/regdocs/PLAZ-ADVISORv2.1-STAT
PRUDENTIAL PREMIER ADVISOR VARIABLE ANNUITY SERIES (“ADVISOR SERIES”) (Applicable to contracts with applications signed on or after 02/10/2014) (03/24/2014 in CA)	www.prudential.com/regdocs/PLAZ-ADVISORv3.0-STAT
PRUDENTIAL PREMIER RETIREMENT VARIABLE ANNUITY B SERIES (“B SERIES”)	www.prudential.com/regdocs/PLAZ-Premier-BLCv2.1-STAT
PRUDENTIAL PREMIER RETIREMENT VARIABLE ANNUITY L SERIES (“L SERIES”)
PRUDENTIAL PREMIER RETIREMENT VARIABLE ANNUITY C SERIES (“C SERIES”)
(Applicable to contracts with applications signed from 02/25/2013 – 02/09/2014) (02/25/2013 – 03/23/2014 in CA)
PRUDENTIAL PREMIER RETIREMENT VARIABLE ANNUITY B SERIES (“B SERIES”)	www.prudential.com/regdocs/PLAZ-Premier-BLCv3.0-STAT
PRUDENTIAL PREMIER RETIREMENT VARIABLE ANNUITY L SERIES (“L SERIES”)
PRUDENTIAL PREMIER RETIREMENT VARIABLE ANNUITY C SERIES (“C SERIES”)
(Applicable to contracts with applications signed on or after 02/10/2014) (03/24/2014 in CA)
PRUDENTIAL PREMIER RETIREMENT VARIABLE ANNUITY	www.prudential.com/regdocs/PLAZ-JONESv2.0-STAT
(Applicable to contracts with applications signed from 03/12/2010 – 02/24/2013)
PRUDENTIAL PREMIER RETIREMENT VARIABLE ANNUITY	www.prudential.com/regdocs/PLAZ-JONESv2.1-STAT
(Applicable to contracts with applications signed from 02/25/2013 – 02/09/2014) (02/25/2013 – 03/23/2014 in CA)
PRUDENTIAL PREMIER RETIREMENT VARIABLE ANNUITY	www.prudential.com/regdocs/PLAZ-JONESv3.0-STAT
(Applicable to contracts with applications signed on or after 02/10/2014) (03/24/2014 in CA)
PRUDENTIAL MYROCK ADVISOR VARIABLE ANNUITY	www.prudential.com/regdocs/PLAZ-MYROCK-STAT
PRUDENTIAL PREMIER INVESTMENT VARIABLE ANNUITY (“B SERIES”)	www.prudential.com/regdocs/PLAZ-PPI-STAT
PRUDENTIAL PREMIER INVESTMENT VARIABLE ANNUITY (“C SERIES”)
STRATEGIC PARTNERS ANNUITY ONE 3 VARIABLE ANNUITY	www.prudential.com/regdocs/PLAZ-SPAO3-STAT
STRATEGIC PARTNERS FlexElite VARIABLE ANNUITY	www.prudential.com/regdocs/PLAZ-SP-FLEXELITE-STAT
MVA-PRUCO-MODEL1

STRATEGIC PARTNERS PLUS 3 VARIABLE ANNUITY	www.prudential.com/regdocs/PLAZ-SPAOPLUS3-STAT
PRUDENTIAL PREMIER RETIREMENT VARIABLE ANNUITY X SERIES (“X SERIES”)	www.prudential.com/regdocs/PLAZ-Premier-XBLC-STAT
PRUDENTIAL PREMIER RETIREMENT VARIABLE ANNUITY B SERIES (“B SERIES”)
PRUDENTIAL PREMIER RETIREMENT VARIABLE ANNUITY L SERIES (“L SERIES”)
PRUDENTIAL PREMIER RETIREMENT VARIABLE ANNUITY C SERIES (“C SERIES”)
Applicable to contracts with applications signed from 03/12/2010 – 02/24/2013)

If you are receiving this prospectus, it is because you currently own one of the Annuities listed above. Additional information about each of the Annuities can be found in the prospectus describing that annuity (the "Variable Product Prospectus"). For a copy of any Variable Product Prospectus visit: www.prudential.com/annuities or call us at 1-888-PRU-2888.

This prospectus is not your contract, although this prospectus provides a description of the material features of the MVA Fixed Allocation under your contract. The description of the MVA Fixed Allocation’s material features is current as of the date of this prospectus. If certain material provisions of the MVA Fixed Allocation are changed after the date of this prospectus, those changes will be described in a supplement to this prospectus and the supplement will become a part of this prospectus.

PLEASE READ THIS PROSPECTUS
Please read this prospectus and keep it for future reference. This prospectus should be read in connection with the prospectus for your Annuity (the “Variable Product Prospectus”), which describes the Annuity and its benefits, terms, and investment options other the MVA Fixed Allocation. The Variable Product Prospectus describes other investment options available under the Annuity, which are not subject to a Market Value Adjustment.
RISK FACTORS
Please refer to the Risk Factors section of this prospectus.
MARKET VALUE ADJUSTED FIXED ALLOCATION INVESTMENT
The Market Value Adjusted Fixed Allocation Investment described in this prospectus is only available if you have purchased one of the Annuities listed above. If you allocate a portion of your Annuity Contract Value and/or premium to the Market Value Adjusted Fixed Allocation Investment, we credit a fixed interest rate to the MVA Fixed Allocation so long as you remain invested for a set period of time called a “Guarantee Period.” If you withdraw or transfer assets from the Market Value Fixed Adjusted Fixed Allocation Investments more than 30 days prior to the end of the Guarantee Period, we will apply a Market Value Adjustment, which may increase or decrease your initial amount invested.
Market Value Adjusted Fixed Allocation Investments are supported by our general account and are subject to our claims paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular contract or obligation. General account assets are also available to our general creditors and for conducting routine business activities.
AVAILABLE INFORMATION
In compliance with U.S. law, Pruco Life Insurance Company delivers this prospectus to current contract owners that reside outside of the United States. In addition, we may not market or offer benefits, features or enhancements to prospective or current contract owners while outside of the United States.
The Annuities and the MVA Fixed Allocation are NOT deposits or obligations of, or issued, guaranteed or endorsed by, any bank, and are NOT insured or guaranteed by the U.S. government, the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other agency. An investment involves investment risks, including possible loss of value.

MVA-PRUCO-MODEL1

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
PRUDENTIAL, THE PRUDENTIAL LOGO AND THE ROCK DESIGN ARE TRADEMARKS OF PRUDENTIAL FINANCIAL, INC. AND ITS RELATED ENTITIES, REGISTERED IN MANY JURISDICTIONS WORLDWIDE. USED UNDER LICENSE.
PRUDENTIAL PREMIER, ADVISOR, MYROCK, STRATEGIC PARTNERS, RETIREMENT VARIABLE ANNUITY B SERIES, RETIREMENT VARIABLE ANNUITY L SERIES, RETIREMENT VARIABLE ANNUITY X SERIES, RETIREMENT VARIABLE ANNUITY C SERIES, AND INVESTMENT VARIABLE ANNUITY ARE SERVICE MARKS OR REGISTERED TRADEMARKS OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA AND ARE USED UNDER LICENSE BY ITS AFFILIATES.

FOR FURTHER INFORMATION CALL: 1-888-PRU-2888 or WWW.PRUDENTIAL.COM/ANNUITIES
MVA-PRUCO-MODEL1

PRUCO LIFE INSURANCE COMPANY
A Prudential Financial Company
751 Broad Street, Newark, NJ 07102-3777
Market Value Adjusted Fixed Allocation Investment Option Under Certain Variable Annuity Contracts
PROSPECTUS: October 31, 2023
This prospectus describes the Fixed Allocation investment option with a market value adjustment (the “MVA Fixed Allocation”) available as an investment option under the following annuity contracts (the “Annuities” or the “Annuity”) issued by Pruco Life Insurance Company ("Pruco Life," “we,” “our,” or “us”). The Variable Investment Sub-account options available with these Annuities are described in separate prospectuses (the "Variable Product Prospectus") which can be found on our website also shown below:

DISCOVERY PREFERRED ANNUITY	www.prudential.com/regdocs/PLAZ-SP-DISCOPRE-STAT
DISCOVERY SELECT VARIABLE ANNUITY	www.prudential.com/regdocs/PLAZ-DISCOSEL-STAT
STRATEGIC PARTNERS SELECT VARIABLE ANNUITY	www.prudential.com/regdocs/PLAZ-SP-SELECT-STAT
If you are receiving this prospectus, it is because you currently own one of the Annuities listed above. These Annuities are no longer offered for new sales. Additional information about each of the Annuities can be found in the prospectus describing that annuity (the "Variable Product Prospectus"). For a copy of any Variable Product Prospectus visit: www.prudential.com/annuities or call us at 1-888-PRU-2888.
This prospectus is not your contract, although this prospectus provides a description of the material features of the MVA Fixed Allocation under your contract. The description of the MVA Fixed Allocation’s material features is current as of the date of this prospectus. If certain material provisions of the MVA Fixed Allocation are changed after the date of this prospectus, those changes will be described in a supplement to this prospectus and the supplement will become a part of this prospectus.

PLEASE READ THIS PROSPECTUS
Please read this prospectus and keep it for future reference. This prospectus should be read in connection with the prospectus for your Annuity (the “Variable Product Prospectus”), which describes the Annuity and its benefits, terms, and investment options other than the MVA Fixed Allocation. The Variable Product Prospectus describes other investment options available under the Annuity, which are not subject to a Market Value Adjustment.
RISK FACTORS
Please refer to the Risk Factors section of this prospectus.
MARKET VALUE ADJUSTED FIXED ALLOCATION INVESTMENT
The Market Value Adjusted Fixed Allocation Investment described in this prospectus is only available if you have purchased one of the Annuities listed above. If you allocate a portion of your Annuity Contract Value and/or premium to the Market Value Adjusted Fixed Allocation Investment, we credit a fixed interest rate to the MVA Fixed Allocation so long as you remain invested for a set period of time called a “Guarantee Period.” If you withdraw or transfer assets from the Market Value Fixed Adjusted Fixed Allocation Investments more than 30 days prior to the end of the Guarantee Period, we will apply a Market Value Adjustment, which may increase or decrease your initial amount invested.
Market Value Adjusted Fixed Allocation Investments are supported by our general account and are subject to our claims paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular contract or obligation. General account assets are also available to our general creditors and for conducting routine business activities.

MVA-PRUCO-MODEL2

AVAILABLE INFORMATION
In compliance with U.S. law, Pruco Life Insurance Company delivers this prospectus to current contract owners that reside outside of the United States. In addition, we may not market or offer benefits, features or enhancements to prospective or current contract owners while outside of the United States.
The Annuities and the MVA Fixed Allocation are NOT deposits or obligations of, or issued, guaranteed or endorsed by, any bank, and are NOT insured or guaranteed by the U.S. government, the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other agency. An investment involves investment risks, including possible loss of value.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
PRUDENTIAL, THE PRUDENTIAL LOGO AND THE ROCK DESIGN ARE TRADEMARKS OF PRUDENTIAL FINANCIAL, INC. AND ITS RELATED ENTITIES, REGISTERED IN MANY JURISDICTIONS WORLDWIDE. USED UNDER LICENSE.
DISCOVERY PREFERRED, DISCOVERY SELECT, AND STRATEGIC PARTNERS ARE SERVICE MARKS OR REGISTERED TRADEMARKS OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA AND ARE USED UNDER LICENSE BY ITS AFFILIATES.

FOR FURTHER INFORMATION CALL: 1-888-PRU-2888 or WWW.PRUDENTIAL.COM/ANNUITIES

MVA-PRUCO-MODEL2

PRUCO LIFE INSURANCE COMPANY
A Prudential Financial Company
751 Broad Street, Newark, NJ 07102-3777
STRATEGIC PARTNERS HORIZON ANNUITY
PROSPECTUS: October 31, 2023

This prospectus describes a market value adjusted individual annuity contract offered by Pruco Life Insurance Company (“Pruco Life”, “we”, “our”, or “us”).
Pruco Life offers several different annuities which your representative may be authorized to offer to you. Each annuity has different features and benefits that may be appropriate for you based on your financial situation, your age and how you intend to use the annuity. The different features and benefits include variations in death benefit protection and the ability to access your annuity's contract value. The fees and charges under the annuity contract and compensation paid to your representative may also be different between each annuity. If you are receiving this prospectus, it is because you currently own one of these annuities. These annuities are no longer offered for new sales. Pruco Life is a wholly owned subsidiary of the Prudential Insurance Company of America. Pruco Life is located at 213 Washington Street, Newark, NJ 07102-2992, and can be contacted by calling 800-944-8786. Pruco Life administers the Strategic Partners Horizon Annuity contracts at the Prudential Annuity Service Center, P.O. Box 7960, Philadelphia, PA 19176. You can contact the Prudential Annuity Service Center by calling, toll-free, 1-888-PRU-2888 or at www.prudential.com/annuities.
PLEASE READ THIS PROSPECTUS
Please read this prospectus before purchasing a Strategic Partners Horizon Annuity contract and keep it for future reference. Please refer to the Risk Factors section for more information.
STRATEGIC PARTNERS HORIZON ANNUITY
This market value adjusted annuity contract allows you to allocate your purchase payments to one of several guarantee periods that we offer at the time. While your money remains in the contract for the full guarantee period, your principal amount is guaranteed and will earn a minimum interest rate which is dictated by applicable state law. If you withdraw assets more than 30 days prior to the end of a guarantee period, we will apply a market value adjustment, which may increase or decrease your initial amount invested.
Our general obligations and any guaranteed benefits under the annuity contract are supported by our general account and are subject to our claims paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular contract or obligation. General account assets are also available to our general creditors and for conducting routine business activities.
AVAILABLE INFORMATION
In compliance with U.S. law, Pruco Life Insurance Company delivers this prospectus to current contract owners that reside outside of the United States. In addition, we may not market or offer benefits, features or enhancements to prospective or current contract owners while outside of the United States.

THE SEC HAS NOT DETERMINED THAT THIS CONTRACT IS A GOOD INVESTMENT, NOR HAS THE SEC DETERMINED THAT THIS PROSPECTUS IS COMPLETE OR ACCURATE. IT IS A CRIMINAL OFFENSE TO STATE OTHERWISE. INVESTMENT IN A MARKET VALUE ADJUSTED ANNUITY CONTRACT IS SUBJECT TO RISK, INCLUDING THE POSSIBLE LOSS OF YOUR MONEY. AN INVESTMENT IN STRATEGIC PARTNERS HORIZON ANNUITY IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

HORIZON